

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Dong Hu
Chairman and Chief Executive Officer
Ebang International Holdings Inc.
26-27/F, Building 3, Xinbei Qianjiang International Building
Qianjiang Economic and Technological Development Zone
Yuhang District, Hangzhou, Zhejiang, 311100
People's Republic of China

      Re: Ebang International Holdings Inc.
          Confidential Draft Registration Statement on Form F-1
          Submitted February 26, 2021
          File No. 377-04315

Dear Mr. Hu:

      This is to advise you that we have not reviewed and will not review your draft registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ernest Greene at 202-551-3733 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing